Contact

www.linkedin.com/in/mike-a-513282101 (LinkedIn)

Top Skills

Aircraft
Charter
Business Strategy

Certifications

Pitching to Investors
Shane Snow on Storytelling

Mike A.

CEO of WingTips
Dripping Springs

Summary

WingTips is Regional Air Mobility realized! We combine new aircraft designs and Artificial Intelligence to create a new travel mode: Per-Seat, On-Demand flights. Our technology is a critical part of the foundation to make Regional/Urban Air Mobility technically operational and affordable.
Move beyond airline schedules or long drive trips to a new future based on Crowd Scheduling - Your request for a "personal" flight is combined with other requests through Intelligent Negotiation system to get to creation of a flight that meets your travel needs. WingTips flights are the fastest and most affordable mode for regional trips of 75-250 miles. Travel speeds up to185 mph at about $2-3/seat-mile. It only gets better as partnerships with companies like Ampaire will bring electric aircraft in to our fleet, dramatically dropping fares to under $1.00/seat-mile.
For more information on WingTips, visit our site at www.flywingtips.com, message me or send an email to mike.azzarello@flywingtips.com

Experience

WingTips
Chief Executive Officer
January 2021 - Present (1 year 7 months)
Temecula, California, United States

Delivering Regional Air Mobility to Southern California. WingTips uses AI to drive an advance Demand Management process, linked to Flight Optimization, to deliver a Crowd Scheduled flight service at per-seat fares.

PAX - Personal Airline Exchange, Inc.
CEO
June 2014 - Present (8 years 2 months)
Los Angeles, CA

PAX is building a proprietary, data driven system that allows you to decide exactly what your charter flight should be, including the price. Everything is

possible, from short notice “must fly” trips, to a shared flight experience with reduced costs. Our systems streamline the quoting and buying process by introducing innovative products for charter, making travel on private business aircraft more accessible to a larger audience.

JetLimo Inc.
CEO
January 2008 - June 2014 (6 years 6 months)
Thousand Oaks, CA

Jet charter automation tools. The first fully automated empty-leg sales tool on the web. First fully automated shared charter tool with price discrimination based on passenger commitment.

Cloud Creek Systems
EVP Operations
June 2001 - August 2004 (3 years 3 months)
Newbury Park, CA

Oracle custom development consulting firm, with specialty in integrating custom apps into the Oracle Application Suite.

Education

University of California, Santa Barbara
Bachelor of Science (BS), History and Economics